FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC

ISIN XS0150394426

Confirmation of Redemption to holders of

Euro 500,000,000 Floating Rate Callable Subordinated Notes due 2012

Abbey National plc hereby confirms that it has given notice in accordance with the terms of its Euro 500,000,000 Floating Rate Callable Subordinated Notes due 2012 that on 29th June, 2007 (the “Redemption Date”) it will redeem all of its outstanding Euro 500,000,000 Floating Rate Callable Subordinated Notes due 2012 at a redemption price equal to 100% of the principal amount plus 1 day’s accrued interest. For the avoidance of doubt, the interest due on 28th June, 2007 will be payable in the normal manner.

Dated: 15 May, 2007

Contacts

Jo Wainwright (AFM Legal)

+ 44 20 7 756 4723

Jon Burgess (Head of Investor Relations)

+ 44 20 7 756 4182

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 15th May 2007	By / s / Katherine Bond
(Authorised Signatory)